CLIFFORD CHANCE US LLP

January 3, 2018

VIA EDGAR

Ruairi Regan, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	CNL Strategic Capital, LLC Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted December 7, 2017 Response to Staff comment made by telephonic conversation

Dear Mr. Regan and Mr. Lopez:

On behalf of our client, CNL Strategic Capital, LLC (the “Company”), set forth below is the response of the Company to a comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by a telephonic conversation on December 20, 2017 with the Staff in connection with the Company’s Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”), which was submitted on December 7, 2017 to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012.

General

1.     Please tell us what consideration you gave to providing the consent of Alvarez & Marsal Valuation Services, LLC to be named in the registration statement.

The Company supplementally advises the Staff that it does not believe the consent of Alvarez & Marsal Valuation Services, LLC (the “independent valuation firm”) is required under Section 7 and Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”).

Section 7(a) of the Securities Act provides that a registrant must file the written consent of any accountant, engineer, appraiser and any person whose profession gives authority to his or her statements if the registration statement names such person as having prepared or certified (i) any part of the registration statement or (ii) any report or valuation used with the registration statement.  Rule 436 of the Securities Act provides that when a registrant in a registration statement quotes or summarizes a report or opinion of an expert, the registrant must file as an exhibit the expert's written consent to the inclusion of the quotation or summarization in the registration statement. Further, Compliance and Disclosure Interpretation question 141.02 instructs that “…if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.”

CLIFFORD CHANCE US LLP
Ruairi Regan, Esq. James Lopez, Esq. United States Securities and Exchange Commission January 3, 2018 Page 2

The Company’s board of directors has adopted a valuation policy that provides for the methodologies to be used to estimate the fair value of the Company’s assets for purposes of its net asset value calculation. This valuation policy is described in the Registration Statement and the disclosure makes clear that the Company’s board of directors is ultimately responsible for determining the fair value of the Company’s assets. In making these fair value determinations, the board of directors is assisted by the Company's external manager and sub-manager. As part of the valuation process, the independent valuation firm provides, on no less than a quarterly basis, preliminary values or valuation ranges for the Company’s Level 3 assets to the Company’s sub-manager for review and consideration in preparing its valuation recommendations to the Company’s manager and ultimately the board of directors. The valuation recommendations presented to the Company’s board of directors may be different from the preliminary valuations provided by the independent valuation firm to the manager and sub-manager.

Additionally, the independent valuation firm has not prepared or certified any part of the Registration Statement, nor is any report, valuation or opinion of the independent valuation firm included or summarized in the Registration Statement. The Company’s board of directors, and not the independent valuation firm, is responsible for the final fair value determination of the Company’s assets as well as all net asset value calculations, and therefore the Company does not believe it is appropriate to attribute any disclosures regarding valuation to the independent valuation firm.

Accordingly, the Company does not believe the consent of the independent valuation firm is required under Section 7 and Rule 436 of the Securities Act.

CLIFFORD CHANCE US LLP
Ruairi Regan, Esq. James Lopez, Esq. United States Securities and Exchange Commission January 3, 2018 Page 3

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	CNL Strategic Capital, LLC Holly J. Greer Clifford Chance US LLP Jay L. Bernstein Larry P. Medvinsky Clifford R. Cone